Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.
Overview
mF International Limited (“the Company”, “it”, “its”, “we”, “our”, “us”) is a BVI holding company with operations carried out by our subsidiaries in Hong Kong, the British Virgin Islands and the U.S. dedicated to building foundational infrastructure for the digital asset ecosystem. Originally established as a provider of advanced trading platform solutions for forex (FX) and precious metals serving global institutional clients, MFI has evolved under new leadership to become an architect of the digital asset-native ecosystem. Current business initiatives include the first Bitcoin Cash (BCH) digital asset treasury (DAT) strategy on Nasdaq, the development of BCH self-mining capacity and operations, and an anticipated digital asset-denominated life insurance business.

On July 7, 2026 and July 8, 2026, we established two Bermuda limited liability companies - MFI Holdings Limited and MFI (Bermuda) Limited to expand our presence in the digital asset-denominated life insurance business, which is aimed at helping digital asset holders protect, grow, and transfer wealth across generations. We are in the process of applying for a Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the Bermuda Monetary Authority (BMA). Subject to the approval by the BMA, including any conditions and restrictions that may be imposed by the BMA, this license will allow us to operate our digital asset-denominated life insurance business pursuant to Bermuda regulations. We expect that this business, if successfully established, may generate sustainable cash flows that align with long-term shareholder value creation. We plan to begin the insurance operations by the end of current fiscal year.

On August 15, 2025, we established two subsidiaries, CAT Strategy Limited, a Hong Kong limited liability company, and iBCH Inc., a British Virgin Islands limited liability company, to initiate our digital asset treasury strategy and active digital asset operations, which include investments in BCH (Bitcoin Cash) and other digital assets. On June 22, 2026, we established Bit Bros Inc, an United States limited liability company to expand its digital asset treasury strategy by developing in-house Bitcoin Cash (BCH) self-mining capabilities. Our BCH self-mining capabilities are intended to support the BCH ecosystem’s security and resilience while enhancing our BCH digital asset treasury strategy. By owning the mining infrastructure, we anticipate realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation. BCH self-mining activities were launched in July 2026 and during July and August 2026 our initial BCH self-mining activities generated a total of 1,183 BCH, resulting in recognized revenue of approximately HK$2.1 million (US$0.3 million), at an average price of approximately HK$1,796 (US$290) per BCH.

Our legacy business centers around our Hong Kong subsidiary, m-FINANCE, established in 2002, which is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients. m-FINANCE has been committed to providing an advanced trading platform and innovative one-stop trading solution that fits for the Asian market, with clients located across mainland China, Hong Kong and Southeast Asia. m-FINANCE’s customers are mainly financial institutions, including brokers, investment banks, institutional clients and financial services providers.

Key factors that affect operating results
Our results of operations have been and will continue to be affected by a number of factors, including those set out below:
Price and volatility of BCH and other digital assets
We expect to derive a significant portion of revenue from self-mining of digital assets, primarily BCH. Hence, our ability to generate revenue from this business line is directly affected by the market price of BCH. The price of BCH may also impact the use of and residual value of our self-mining equipment. In addition, our balance sheet is significantly concentrated in BCH. We expect that the revenue and profitability of our digital-asset denominated life insurance business may also be correlated to cryptocurrency prices.
The prices of BCH and other digital assets have experienced substantial volatility and have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of BCH and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of digital assets as a means of exchange by consumers and merchants. For example, the approval of spot Bitcoin ("BTC") exchange-traded funds by the SEC in January 2024 initially drove substantial Bitcoin price appreciation, but this was followed by periods of sharp correction, with BTC declining by more than 50% from its October 2025 high to its February 2026 low. BCH has historically been correlated to BTC prices. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in digital assets prices. We have limited ability to predict BCH and digital asset prices and volatility, which we expect to continue to affect our future earnings and cash flows.
Our ability to effectively maintain our leadership position in the global electricity cost curve
We expect that electricity prices will be one of the most significant costs of operating our self-mining business. As such, our ability to secure ample power supply with low electricity cost. The successful execution of our self-mining business depend on our success in identifying and securing new sources of electrical capacity on competitive terms or contracting with third parties who can do so effectively, in the case of hosted mining capacity. Failure to do so could constrain our ability to expand.
General market conditions of the capital market and financial trading industry in Hong Kong
Our Legacy Operating Subsidiaries’ business is closely related to the capital market and financial trading industry in Hong Kong. Through our Operating Subsidiaries, we provide financial trading solutions and the services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect the business and prospects of our Legacy Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to changes in the global, as well as domestic economic, social and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our Legacy Operating Subsidiaries’ services, pricing strategies, the level of business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.
The Legacy Operating Subsidiaries rely on IT staff and our Digital Asset Operating Subsidiaries rely on staff with digital assets experience, as well as other skilled workers to complete their projects and the retention and recruitment of these skilled professionals is challenging.
There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Legacy Operating Subsidiaries’ business, similarly, there is a limited pool of staff with the necessary experience required for our Digital Assets Operating Subsidiaries. As the quality of technical know-how of staff are keys to the business of our Operating Subsidiaries, attracting and retaining talent are essential components of our Operating

Subsidiaries’ business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our Operating Subsidiaries’ operations and growth, which may increase our costs and reduce our profitability. For the years ended December 31, 2023, 2024 and 2025, our staff costs of directors and employees, including salaries, provident fund contributions and other benefits were HK$16,509,766, HK$18,813,515 and HK$26,524,118 (US$3,407,824), respectively. We cannot be certain that we will be able to retain our existing IT or digital assets staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our Operating Subsidiaries. Any failure to do so may adversely affect the business and growth of our Operating Subsidiaries
Quantitative and qualitative disclosures about market risk
We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value, which consists of short-term foreign exchange investment made by the Company denominated in US dollars, or US$. The fluctuation in US$ may result in an increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.
We are exposed to cryptocurrency risk as we hold digital assets, primarily consisting of stable coins, Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether), and other types, as a result of our investments since November 2025. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. Our profitability is highly correlated to the current and future market price of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. In addition, we may not be able to liquidate our holdings of cryptocurrencies at our desired price if required, or, in extreme market conditions, we may not be able to liquidate our holdings of cryptocurrencies at all. Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance.
As of June 30 2026, we held stable coins, digital assets, and digital assets-restricted with an aggregate fair value of approximately HK$1.5 billion, representing approximately 79.4% of our total assets. We manage the risk of the price fluctuation of digital assets through derivative instruments.
We are exposed to investment risk from investment transactions related to digital assets and derivative instruments. These investments are not principal-guaranteed, and we may suffer material loss from such investments. We monitor our investments closely to limit our exposure to the investment risk.
We are exposed to market price risk in relation to our marketable securities which consist primarily of money market funds issued by major financial institutions. These investments are subject to interest rate and market risks. A decline rates or market value could reduce the investment yield or result in fair value losses recognized through net income.
Recent Developments
On June 22, 2026, we established Bit Bros Inc, a United States limited liability company to engage in in-house Bitcoin Cash (BCH) self-mining operation. BCH self-mining activities were launched in July 2026 and during July and August 2026 our initial BCH self-mining activities generated a total of 1,183 BCH, resulting in recognized revenue of approximately HK$2.1 million (US$0.3 million), at an average price of approximately HK$1,796 (US$290) per BCH. On July 7, 2026, we established MFI Holdings Limited, a Bermuda limited liability company to serve as an intermediate holding company of MBL to oversee and manage the corporate structure of the Company’s digital-asset denominated life insurance business. On July 8, 2026, we established MFI (Bermuda) Limited, a Bermuda limited liability company to engage in the direct underwriting and issuance of life insurance products denominated in digital assets.

Results of operations Comparison of six months ended June 30, 2025 and 2026
The following table sets forth key components of our results of operations for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	15,069,401	11,999,533	1,530,162	(3,069,868)	(20.4)%
Cost of revenue	9,712,918	3,172,842	404,596	(6,540,076)	(67.3)%
Gross profit	5,356,483	8,826,691	1,125,566	3,470,208	64.8%

Operating expenses
Selling and marketing expenses	3,206,886	2,549,046	325,050	(657,840)	(20.5)%
Research and development expenses	20,911	-	-	(20,911)	(100.0)%
General and administrative expenses	16,198,821	32,320,418	4,121,451	16,121,597	99.5%
Total operating expenses	19,426,618	34,869,464	4,446,501	15,442,846	79.5%
Loss from operations	(14,070,135)	(26,042,773)	(3,320,935)	(11,972,638)	85.1%

Investment gain (losses), net
Option premium income	-	8,139,300	1,037,911	8,139,300	100.0%
Realized gain on disposal of digital assets	-	214,867	27,400	214,867	100.0%
Investment income from stable coins and digital assets	-	5,188,573	661,639	5,188,573	100.0%
Change in fair value of derivative liabilities	-	2,158,422	275,239	2,158,422	100.0%
Change in fair value of stable coins, digital assets and digital assets – restricted	-	(2,124,820,727)	(270,953,931)	(2,124,820,727)	100.0%
Change in fair value of marketable securities	-	1,616,700	206,159	1,616,700	100.0%
Others	-	(92,802)	(11,834)	(92,802)	100.0%
Total investment gain (losses), net	-	(2,107,595,667)	(268,757,417)	(2,107,595,667)	100.0%

Other income
Other income , net	5,520	1,407,185	179,442	1,401,665	25,392.5%
Interest income, net	157,295	3,270,428	417,040	3,113,133	1,979.2%
Total other income, net	162,815	4,677,613	596,482	4,514,798	2,773.0%

Loss before income taxes	(13,907,320)	(2,128,960,827)	(271,481,870)	(2,115,053,507)	15,208.2%
Income tax (benefit) expense	(211,956)	9,292	1,185	221,248	(104.4)%
Net loss	(13,695,364)	(2,128,970,119)	(271,483,055)	(2,115,274,755)	15,445.2%

Other comprehensive loss
Foreign currency translation adjustment	12,789	658,128	83,922	645,339	5,046.0%
Comprehensive loss	(13,682,575)	(2,128,311,991)	(271,399,133)	(2,114,629,416)	15,454.9%

Revenue
The following table sets forth the breakdown of our revenue by major revenue type for the six months ended June 30, 2025 and 2026, respectively:

	For the Six Months Ended June 30,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Initial set up, installation and customization services	2,032,523	36,969	4,714	(1,995,554)	(98.2)%
Subscription	6,772,897	5,676,247	723,826	(1,096,650)	(16.2)%
Hosting, support and maintenance services	2,845,614	1,365,914	174,179	(1,479,700)	(52.0)%
Liquidity service	667,873	473,141	60,334	(194,732)	(29.2)%
White label service	1,560,822	2,388,700	304,603	827,878	53.0%
Quotes/news/package subscription services	1,189,672	2,058,562	262,506	868,890	73.0%
Total revenue	15,069,401	11,999,533	1,530,162	(3,069,868)	(20.4)%
Our revenue decreased by HK$3.1 million, or 20.4%, from HK$15.1 million for the six months ended June 30, 2025 to HK$12.0 million (US$1.5 million) for the six months ended June 30, 2026, primarily because of the ongoing run-down of our legacy business and associated revenue from initial set up, installation and customization services, subscription, hosting, support and maintenance services as well as liquidity service.
Revenue from our legacy initial set up, installation and customization services slid by HK$2.0 million, or 98.2%, from HK$2.0 million for the six months ended June 30, 2025 to HK$0.04 million for the same period in 2026. The change was mainly due to a slowdown in demand for this service line. During the six months ended June 30, 2026, 1 customer engaged us for this line of service compared to 10 customers in the same period in 2025.
Legacy subscription revenue dropped by HK$1.1 million, or 16.2%, from HK$6.8 million in the six months ended June 30, 2025 to HK$5.7 million in the same period in 2026. Subscription service represents the right to access to our legacy trading platform granted to our customers over the contract term after the initial setup or customization is completed. The decrease in subscription revenue represented a lower number of access rights to our trading platforms granted to those customers to whom we had delivered the initial setup or customization of the trading platforms in the prior year.
Our legacy hosting, support and maintenance services revenue declined by HK$1.5 million, or 52.0%, from HK$2.8 million in the six months ended June 30, 2025 to HK$1.3 million (US$0.17 million) in the same period in 2026. The contraction in this revenue stream correlated directly with the reduction in subscription revenue. We provided hosting, support and maintenance services to our customers to whom we had delivered the implementation of the new or customized trading platforms.
Legacy liquidity service revenue dropped by HK$0.2 million, or 29.2%, from HK$0.7 million for the six months ended June 30, 2025 to HK$0.5 million in the same period in 2026. The liquidity service fee is charged based on the transaction volume of orders sent directly to the liquidity providers. We experienced a lower legacy transaction volume, 170,418, in the six months ended June 30, 2026, compared to 286,941 in the same period in 2025.
Legacy white label service revenue increased by HK$0.8 million or 53.0% from HK$1.6 million for the six months ended June 30, 2025 to HK$2.4 million in the same period in 2026. The white label service is an optional service to our customers, which allows them to request additional labels or brands to be installed on the trading platform. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.

Our legacy quotes/news/package subscription services are value-added and optional services to our customers. Through the subscription of this service line, we offer financial strategy analysis, financial calendar, real-time quotes and financial information and news to our customers. Compared to HK$1.2 million in the six months ended June 30, 2025, the quotes/news/package subscription services revenues for the same period in 2026 were HK$2.1 million (US$0.3 million) representing a growth of HK$0.9 million or 73.0%.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Internet services costs	747,763	720,803	91,916	(26,960)	(3.6)%
Employee compensation and benefits	5,343,571	-	-	(5,343,571)	(100.0)%
Subscription costs	63,472	43,861	5,593	(19,611)	(30.9)%
Outsourcing fees	341,881	2,114,762	269,671	1,772,881	518.6%
Amortization of intangible assets	3,055,900	617	79	(3,055,283)	(100.0)%
Commission expense	158,263	290,889	37,094	132,626	83.8%
Others	2,068	1,910	243	(158)	(7.6)%
Total cost of revenue	9,712,918	3,172,842	404,596	(6,540,076)	(67.3)%
Our cost of revenue decreased by HK$6.5 million, or 67.3%, from HK$9.7 million for the six months ended June 30, 2025 to HK$3.2 million for the six months ended June 30, 2026, which was predominantly driven by a decline in employee compensation and benefits by HK$5.3 million and amortization of intangible assets by HK$3.1 million.
Internet service costs
Internet service costs represent costs in relation to server hosting service provided by data center service providers as well as costs of acquiring internet data lines from various service providers for internet access. The internet service costs for the six months ended June 30, 2026 slightly decreased by HK$0.03 million, or 3.6%, compared to the same period in 2025.
Employee compensation and benefits
Employee compensation and benefits consist primarily of payroll and other personnel-related expenses of our staff who support our legacy trading solution services. Employee compensation and benefits for the six months ended June 30, 2026 shrank by HK$5.3 million, or 100%, compared to the same period in 2025. During the six months ended June 30, 2026, the Company outsourced technical support service for our legacy trading solution services to third parties.
Subscription costs
Our subscription costs represent the amount we paid our financial news and market information service providers. We convert the raw data into usable data that can be utilized in our legacy trading platform. For the six months ended June 30, 2026, our subscription costs were reduced by HK$0.02 million or 30.9% compared to the same period in 2025. Such decrease corresponded to the decline in our subscription service revenues for the six months ended June 30, 2026, as aforementioned.
Outsourcing fees
We may outsource some implementation or customization and technical support tasks to our related parties and/or independent third parties. The outsourcing costs mainly represent the charges and fees paid to those subcontractors who handle a portion of our implementation and customization projects as well as technical support fees. Compared to the six months ended June 30, 2025, the outsourcing fees increased by HK$1.8 million, or 518.6%, in the same period in 2026 because we outsourced the technical support service for our legacy trading solution to third parties. This correlated directly with the absence of the cost of employee compensation and benefits as described above.

Amortization of intangible assets
Amortization of intangible assets represents an amortization of our capitalized internal product development cost of legacy financial trading solutions, software and domain names. We no longer incurred internal product development cost of our trading solutions during the six months ended June 30, 2026. Additionally, we recorded an impairment of capitalized intangible assets, HK$14.2 million in prior fiscal year ended in 2025. As a result, no amortization of the internal product development cost was provided in the six months ended June 30, 2026. The amortization expense for the six months ended June 30, 2026 primarily pertained to the domain name and decreased by HK$3.1 million or 100.0% compared to the same period in 2025.
Commission expense
Commission expense represents the fees paid to business partners and our salespersons who bring in new accounts for our legacy business. This commission is generally determined based on a certain percentage of revenue generated from those referred customers. For the six months ended June 30, 2026, commission expense rose by HK$0.1 million or 83.8%, compared to the same period in 2025. Such increase was driven by a commission percentage hike from 3% to 5% that took effect in July 2025. Consequently, even though overall revenue for the first half of 2026 was lower, commission expense was higher because a higher volume of new customers was acquired through referral channels.
Gross profit
Our total gross profit slightly increased by HK$3.5 million, or 64.8%, from HK$5.3 million for the six months ended June 30, 2025 to HK$8.8 million for the six months ended June 30, 2026. Such increment in our gross profit for the six months ended June 30, 2026 was primarily driven by the reduction in cost of revenue in the current period.

Operating expenses
Our operating expenses consisted of the following:

	For the six months ended June 30,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	3,206,886	2,549,046	325,050	(657,840)	(20.5)%
Research and development expenses	20,911	-	-	(20,911)	(100.0)%
General and administrative expenses	16,198,821	32,320,418	4,121,451	16,121,597	99.5%
Total operating expenses	19,426,618	34,869,464	4,446,501	15,442,846	79.5%

Our selling and marketing expenses mainly represent advertising, promotional and marketing expenses. Our selling and marketing expenses decreased by HK$0.7 million, or 20.5%, from HK$3.2 million for the six months ended June 30, 2025 to HK$2.5 million for the six months ended June 30, 2026. In May 2026, the prepaid marketing fees to two consultants in May 2024 was fully amortized.
Our research and development expenses pertain to the project research stage and primarily consist of payroll and other personnel-related expenses of our software development team. Our research and development expenses decreased by HK$0.02 million, or 100%, from HK$0.02 million for the six months ended June 30, 2025 to HK$nil for the six months ended June 30, 2026 because we no longer incurred internal product research cost of our trading solutions.
Our general and administrative expenses include the depreciation expenses of property and equipment, employee compensation, insurance, legal and professional fees, office expenses, rent and utilities, travel, allowance for credit losses, and others. Our general and administrative expenses rose by HK$16.1 million, or 99.5%, from HK$16.2 million for the six months ended June 30, 2025 to HK$32.3 million for the six months ended June 30, 2026, largely driven by a surge in employee compensation and benefits by HK$10.3 million and legal and professional fees by HK$5.7 million. During the period ended June 30, 2026, as we focused on digital asset investment and explored the digital-asset denominated life insurance business, we recruited personnel who assisted in the management of the digital asset investment and the application for the life insurance license with the Bermuda Monetary Authority. Our professional fees for legal, audit, and advisory services rose primarily due to additional advisory and legal services required for our digital asset investment, the formation of new entities in Bermuda and the United States, the application for a life insurance license with Bermuda Monetary Authority to commence an operation in Bermuda, the U.S. regulatory inquires and predecessor auditor coordination.

Investment gain (losses), net

Our investment gain (losses), net consisted of the following:

	For the six months ended
	2025	2026	2026	Variance	% of variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Investment gain (losses), net
Option premium income	-	8,139,300	1,037,911	8,139,300	100.0%
Realized gain on disposal of digital assets	-	214,867	27,400	214,867	100.0%
Investment income from stable coins and digital assets	-	5,188,573	661,639	5,188,573	100.0%
Change in fair value of derivative liabilities	-	2,158,422	275,239	2,158,422	100.0%
Change in fair value of stable coins, digital assets and digital assets – restricted	-	(2,124,820,727)	(270,953,931)	(2,124,820,727)	100.0%
Change in fair value of marketable securities	-	1,616,700	206,159	1,616,700	100.0%
Others	-	(92,802)	(11,834)	(92,802)	100.0%
Total investment gain (losses), net	-	(2,107,595,667)	(268,757,417)	(2,107,595,667)	100.0%

Since the last fiscal quarter of 2025, we used the net proceeds from a private placement or PIPE to fund the acquisition of various digital assets and the establishment of our digital asset treasury operations, as well as for working capital, general corporate and other purposes. Additionally, we sold several digital assets and acquired BCH option contracts. We recognized option premium income, realized gain on disposal of digital assets, investment income from digital assets, change in fair value of derivative liabilities, change in fair value of digital assets, and others.
Option premium income
During December 2025, January 2026 and February 2026, the Company entered into a total of eight option contracts with Galaxy Trading Asia Limited (formerly known as Galaxy Digital Trading HK Limited) (“Galaxy”), comprising three call option contracts and five put option contracts, covering an aggregate of 80,000 BCH. Galaxy acted as the option holder, while the Company was the option writer. Galaxy also acted as the custodian of the underlying BCH. All contracts were physically settled on the business day following the relevant exercise date.
The three call option contracts were entered into on December 23, 2025, and expired on January 30, 2026. Each contract covers 10,000 BCH, with strike prices of US$650, US$640 and US$660 per BCH, respectively. Under the terms of the contracts, the call options were subject to automatic exercise on the expiry date if they were in-the-money, i.e., where the spot price of BCH exceeded the respective strike prices. As the spot price of BCH on January 30, 2026, was below all strike prices, the call options expired unexercised. Accordingly, the Company retained the option premium and recognized option premium income of HK$3.8 million (US$0.5 million) upon expiration.
The three put option contracts were entered into on January 22, 2026, and expired on February 22, 2026. Each contract covered 10,000 BCH, with strike prices of US$560, US$570 and US$580 per BCH, respectively. Under the terms of the contracts, the put options would be automatically exercised on the expiry date if they were in-the-money, i.e., where the spot price of BCH was below the respective strike prices. As the spot price of BCH on February 22, 2026 exceeded all strike prices, the put options expired unexercised. Accordingly, the Company retained the option premium and recognized option premium income of HK$4.3 million (US$0.5 million) upon expiration.
The remaining two put option contracts were entered into on February 26, 2026, and expired on March 27, 2026. Each contract covered 10,000 BCH, with strike prices of US$480 and US$490 per BCH, respectively. Under the terms of the contracts, the put options would be automatically exercised on the expiry date if they were in-the-money, i.e., where the spot price of BCH was below the respective strike prices. As the spot price of BCH on March 27, 2026, was below all strike prices, the put options were exercised. No option premium income was recognized for the exercised options.
Realized gain on disposal of digital assets
During the six months ended June 30, 2026, we disposed of several digital assets with realized gain of HK$0.2 million (US$0.03 million).
Investment income from stable coins and digital assets
Our investment income from stable coins and digital assets mainly consisted of interest income generated from cryptocurrency exchanges. During the six months ended June 30, 2026, we earned investment income from stable coins and digital assets in an amount of HK$5.2 million (US$0.7 million).
Change in fair value of derivative liabilities
The derivative option contracts were initially recorded on the consolidated balance sheets at their initial fair value on the date of issuance. After the initial recognition, the fair value of the underlying option feature changed over time due to changes in market conditions. During the six months ended June 30, 2026, we entered into five derivative option contracts with Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) involving 50,000 BCH in aggregate.
During the six months ended June 30, 2026, the Company recognized an aggregate change in fair value of derivative liabilities of HK$2.2 million (US$0.3 million), which relates to option contracts entered during the period.
Change in fair value of stable coins, digital assets and digital assets – restricted
The Company's digital assets mainly consist of investments in Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether) and other insignificant digital assets such as ETH (Ethereum), TRX (TRON), USD1 (World Liberty Financial USD) and OPG (OpenGradient). The Company retains ownership of and controls over its digital assets and uses third-party custodial services to secure them.
Digital assets purchased are initially recorded at cost, including capitalized transaction fees, using the weighted-average method, and subsequently, remeasured at fair value based on the exchange quoted price throughout the reporting period, with changes in fair value recognized on the unaudited condensed consolidated statements of operations. As of June 30, 2026, we reported a loss in change in fair value of digital assets of HK$2.1 billion (US$271.0 million).
Change in fair value of marketable securities
As part of the strategic treasury operation, we started investing in money market funds during the six months ended June 30, 2026. Our marketable securities include an investment in a money market fund which is accounted for as equity securities in accordance with ASC 321, Investments – Equity Securities. Our marketable securities are initially recorded at cost and subsequently remeasured at fair value at the end of each reporting period. During the six months ended June 30, 2026, we recognized an aggregate change in fair value of marketable securities of HK$1.6 million (US$0.2 million).
Other income, net
Our other income, net consisted of the following:

	For the six months ended June 30,				% of
	2025	2026	2026	Variance	variance
	HK$	HK$	US$	HK$
	(Unaudited)	(Unaudited)	(Unaudited)
Other income , net	5,520	1,407,185	179,442	1,401,665	25,392.5%
Interest income, net	157,295	3,270,428	417,040	3,113,133	1,979.2%
Total other income, net	162,815	4,677,613	596,482	4,514,798	2,773.0%

Other income, net includes foreign exchange transaction gain or loss, bank charges and miscellaneous income. During the six months ended June 30, 2025 and 2026, we recognized a net amount of other income of HK$0.01 million and HK$1.4 million (US$0.2 million), respectively. The increase in other income, net for the six months ended June 30, 2026, was driven primarily by a substantial foreign exchange transaction gain, HK$1.3 million as well as a subsidy of HK$0.1 million received under the Hong Kong Government’s Subsidy Scheme for the Abolition of Mandatory Provident Fund Offsetting to offset severance and long-service payments for departing employees.

Interest income, net includes interest expenses on bank borrowings, offset by interest income we earned on the savings or time deposits in our bank accounts. We posted net interest income of HK$0.16 million, which consisted of loan interest of HK$0.09 million and interest income of HK$0.25 million, during the six months ended June 30, 2025. Compared to the same period in 2025, our interest payments decreased to HK$0.01 million, as the loan principal balances were reduced in the six months ended June 30, 2026. During the six months ended June 30, 2026, we earned HK$3.3 million bank interest income from our time deposits and savings accounts.

Income tax (benefit) expense
We recorded an income tax benefit of HK$0.2 million during the six months ended June 30, 2025 compared to an income tax expense of HK$0.009 million in the same period in 2026. The shift from an income tax benefit to an income tax expense was primarily driven by one of our subsidiaries incurring current income tax liability.
Net loss
As a result of our operations aforementioned, we reported a net loss of HK$13.7 million and HK$2.1 billion (US$271.5 million) for the six months ended June 30, 2025 and 2026, respectively.
Other comprehensive loss
Income from foreign currency translation adjustment amounted HK$0.01 million and HK$0.7 million (US$0.08 million) for the six months ended June 30, 2025 and 2026, respectively.

Liquidity and capital resources
Historically, we financed our daily operations and business development through cash generated from our operations. Since the fourth quarter of 2025, we introduced a corporate treasury strategy, and our principal sources of liquidity have been proceeds from our PIPE financing and our investments in digital assets. For the six months ended June 30, 2026, we incurred a net loss of HK$2.1 billion, and our operations generated negative operating cash flows of HK$24.6 million. As of December 31, 2025 and June 30, 2026, our cash balance was HK$223.5 million and HK$227.6 million (US$29.0 million), respectively.

Currently, digital assets dominate our overall asset base. Our ongoing liquidity depends on a combination of our fiat cash reserves and our portfolio of digital assets. While a portion of our digital assets are highly liquid, management continually assesses market volatility and any contractual or regulatory restrictions on specific digital assets, which may impact our ability to immediately convert them to cash without recognizing a loss.

We are actively expanding our business footprint, which includes capital requirements for our new BCH mining subsidiary and our planned Bermuda insurance operations. BCH mining activities have been launched in July 2026 and we plan to begin the insurance operations by the end of current fiscal year. We expect to fund the capital expenditures and operational needs for these initiatives primarily through our existing fiat cash reserves, the strategic liquidation of unrestricted digital assets, and the reliance on remaining proceeds from our PIPE financing.

Despite recent operating losses and negative cash flows from operations, we believe that our current cash in banks, digital asset investments and available PIPE proceeds will be sufficient to meet our core working capital and anticipated expansion needs in the next 12 months from the date of this filing. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements for our mining and insurance businesses, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing that involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(2,631,704)	(24,551,545)	(3,130,774)
Net cash (used in) provided by investing activities	(1,869,318)	29,221,734	3,726,311
Net cash used in financing activities	(2,294,502)	(1,130,893)	(144,210)
Effect of exchange rate changes on cash and restricted cash	12,789	658,128	83,922
Net change in cash and restricted cash	(6,782,735)	4,197,424	535,249
Cash and restricted cash at the beginning of period	21,999,787	223,408,053	28,488,658
Cash and restricted cash at the end of period	15,217,052	227,605,477	29,023,907
Operating activities
Net cash used in operating activities, HK$24.6 million (US$3.1 million), for the six months ended June 30, 2026 was driven by the current period’s net loss of HK$2.1 billion (US$271 million) as adjusted for non-cash items and the change in operating assets and liabilities. Adjustments for non-cash items principally comprised the following: depreciation of property and equipment of HK$0.2 million, amortization of intangible assets of HK$0.01 million, amortization of right-of-use assets of HK$1.2 million, recovery of the allowance of credit loss of HK$0.002 million, option premium income of HK$8.1 million, realized gain on disposal of digital assets of HK$0.2 million, investment income of HK$5.2 million, change in fair value of marketable securities of HK$1.6 million, change in fair value of derivative liabilities of HK$2.2 million, change in fair value of digital assets of HK$2.1 billion, others of HK$0.02 million and deferred tax benefits of HK$0.006 million. Changes in operating assets and liabilities of HK$4.5 million which mainly included (a) a decrease in deposits and other current assets of HK$1.0 million, mainly due to the refund of rental deposit for Fortis Tower office; (b) a decrease in accrued expenses and other payables of HK$2.1 million due to more legal and professional fee was paid during the period end; (c) a decrease in contract liabilities of HK$7.2 million, which was mainly due to a lower receipt in advance from customers; (d) a decrease in accounts receivable of HK$0.1 million, which was mainly due to efficient management of our days sales outstanding; (e) a decrease in prepaid expenses of HK$4.8 million; (f) an increase in tax payable of HK$0.02 million; (g) payments of office lease to a related party of HK$1.2 million.

Net cash used in operating activities, HK$2.6 million, for the six months ended June 30, 2025 was driven by the net loss of HK$13.7 million as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: depreciation of property and equipment, HK$0.1 million, amortization of intangible assets, HK$3.1 million, amortization of right-of-use assets, HK$0.7 million, a reduction in allowance for credit loss, HK$0.002 million, and an increase in deferred tax benefits, HK$0.2 million. Cash outflow from the change in operating activities included payments to service vendors, HK$1.3 million, deposit payment, HK$0.2 million, and operating lease payment for our office facility, HK$0.7 million. Our overall cash outflow was partially offset by customer collections, HK$0.8 million, a decrease in prepayments to our vendors, HK$5.2 million, and advance cash receipts from our customers, HK$3.6 million.

Investing activities
Net cash provided by investing activities, HK$29.2 million, for the six months ended June 30, 2026. This was chiefly driven by the proceeds from disposals of stable coins, HK$186.1 million (US$23.7 million), partially offset by the purchase of computer equipment, HK$0.1 million (US$0.02 million), costs incurred for software development, HK$0.001 million (US$0.0002 million), and purchase of marketable securities, HK$156.7 million (US$20.0 million).
Net cash used in investing activities, HK$1.9 million, for the six months ended June 30, 2025, pertained to the purchase of computer equipment, HK$0.03 million, and costs incurred for software development, HK$1.8 million.

Financing activities
Net cash used in financing activities was, HK$1.1 million (US$0.1 million), for the six months ended June 30, 2026, which consisted of the repayment of bank borrowings of HK$1.1 million (US$0.1 million).
Net cash used in financing activities, HK$2.3 million, for the six months ended June 30, 2025, included the repayment of bank borrowings of HK$2.0 million and the repayment to a related party of HK$0.3 million.
Off-balance sheet arrangements
We did not have, during the periods presented, nor do we currently have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical accounting estimates
Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) intangible assets. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this filing.
Allowance for credit losses
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts.

Recently accounting pronouncements
See the discussion of the recent accounting pronouncements contained in “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements.